Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		September 30,	December 31,
(UNAUDITED) (Cdn$ millions)	Notes	2019	2018
ASSETS
Cash		122.9	15.3
Accounts receivable		336.7	322.6
Prepaids and deposits		9.8	4.6
Derivative asset	17	166.3	244.1
Assets held for sale	7	985.0	—
Total current assets		1,620.7	586.6
Derivative asset	17	300.8	351.5
Other long-term assets		22.8	43.2
Exploration and evaluation	4, 5	302.8	472.6
Property, plant and equipment	5, 6	8,953.9	10,430.2
Right-of-use asset	9	135.9	—
Goodwill		230.9	244.0
Deferred income tax		505.5	602.3
Total assets		12,073.3	12,730.4
LIABILITIES
Accounts payable and accrued liabilities		525.8	549.4
Current portion of long-term debt	8	205.3	99.8
Derivative liability	17	6.3	—
Other current liabilities		121.3	39.4
Liabilities associated with assets held for sale	7	133.9	—
Total current liabilities		992.6	688.6
Long-term debt	8	3,372.9	4,176.9
Other long-term liabilities		8.9	48.3
Lease liability	9	168.4	—
Decommissioning liability	10	1,142.4	1,203.8
Total liabilities		5,685.2	6,117.6
SHAREHOLDERS’ EQUITY
Shareholders’ capital	11	16,529.5	16,546.9
Contributed surplus		34.0	41.4
Deficit	12	(10,699.4)	(10,567.2)
Accumulated other comprehensive income		524.0	591.7
Total shareholders' equity		6,388.1	6,612.8
Total liabilities and shareholders' equity		12,073.3	12,730.4
Subsequent Events (Note 20)
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) (Cdn$ millions, except per share and shares outstanding amounts)		Three months ended September 30		Nine months ended September 30
	Notes	2019	2018	2019	2018
REVENUE AND OTHER INCOME
Oil and gas sales	19	769.1	1,076.7	2,606.7	3,095.9
Purchased product sales		8.9	5.6	24.4	20.8
Royalties		(118.7)	(171.3)	(378.7)	(467.7)
Oil and gas revenue		659.3	911.0	2,252.4	2,649.0
Derivative gains (losses)	14, 17	147.3	(143.6)	(95.1)	(536.4)
Other loss		(188.5)	(38.8)	(169.4)	(110.4)
		618.1	728.6	1,987.9	2,002.2
EXPENSES
Operating		177.3	217.4	577.4	642.9
Purchased product		9.3	5.1	24.5	20.1
Transportation		29.9	28.4	95.4	97.8
General and administrative		32.2	30.4	71.8	94.3
Interest on long-term debt		38.3	45.8	117.5	136.2
Foreign exchange (gain) loss	15	40.7	(66.6)	(151.9)	56.3
Share-based compensation	16	9.2	0.9	19.4	49.4
Depletion, depreciation, amortization and impairment	4, 6, 9	554.8	418.2	1,220.3	1,203.1
Accretion and financing	9, 10	7.9	7.7	25.9	23.4
		899.6	687.3	2,000.3	2,323.5
Net income (loss) before tax		(281.5)	41.3	(12.4)	(321.3)

Tax expense (recovery)
Current		—	—	0.2	—
Deferred		20.2	10.8	88.6	(94.9)
Net income (loss)		(301.7)	30.5	(101.2)	(226.4)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		25.8	(50.4)	(67.7)	86.0
Comprehensive income (loss)		(275.9)	(19.9)	(168.9)	(140.4)

Net income (loss) per share
Basic		(0.55)	0.06	(0.18)	(0.41)
Diluted		(0.55)	0.06	(0.18)	(0.41)

Weighted average shares outstanding
Basic		547,520,668	549,846,778	548,454,848	548,758,944
Diluted		548,030,677	551,117,745	548,567,813	548,758,944
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2018		16,546.9	41.4	(10,567.2)	591.7	6,612.8
Adoption of accounting policy	3			(14.4)		(14.4)
Redemption of restricted shares	11	22.0	(22.7)			(0.7)
Common shares repurchased	11	(39.4)				(39.4)
Share-based compensation	16		18.9			18.9
Forfeit of restricted shares	16		(3.6)			(3.6)
Net income (loss)				(101.2)		(101.2)
Dividends ($0.03 per share)				(16.6)		(16.6)
Foreign currency translation adjustment					(67.7)	(67.7)
September 30, 2019		16,529.5	34.0	(10,699.4)	524.0	6,388.1

December 31, 2017		16,489.6	72.9	(7,751.8)	352.2	9,162.9
Redemption of restricted shares		53.1	(54.8)			(1.7)
Share-based compensation			33.9			33.9
Forfeit of restricted shares			(6.2)			(6.2)
Net income (loss)				(226.4)		(226.4)
Dividends ($0.27 per share)				(149.1)		(149.1)
Foreign currency translation adjustment					86.0	86.0
September 30, 2018		16,542.7	45.8	(8,127.3)	438.2	8,899.4
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$ millions)	Notes	2019	2018	2019	2018
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		(301.7)	30.5	(101.2)	(226.4)
Items not affecting cash
Other loss		189.4	38.8	196.9	110.4
Deferred tax expense (recovery)		20.2	10.8	88.6	(94.9)
Share-based compensation	16	3.3	3.7	11.5	19.7
Depletion, depreciation, amortization and impairment	4, 6, 9	554.8	418.2	1,220.3	1,203.1
Accretion and financing	9, 10	7.9	7.7	25.9	23.4
Unrealized (gains) losses on derivatives	14, 17	(128.3)	29.2	115.7	298.5
Translation of US dollar long-term debt	15	38.6	(68.5)	(114.7)	119.9
Other		—	(2.7)	0.3	(4.0)
Realized gain on cross currency swap maturity	15	1.9	5.6	(40.5)	(50.1)
Decommissioning expenditures	10	(5.7)	(5.4)	(15.5)	(20.0)
Change in non-cash working capital	18	21.8	6.2	(40.9)	9.3
		402.2	474.1	1,346.4	1,388.9
INVESTING ACTIVITIES
Development capital and other expenditures	4, 6	(374.3)	(427.4)	(948.7)	(1,500.3)
Capital acquisitions	5	(0.1)	1.8	(2.4)	(12.9)
Capital dispositions	5	199.3	19.6	262.7	198.3
Other long term assets		—	104.5	18.8	162.0
Deposit on assets held for sale		39.9	—	39.9	—
Change in non-cash working capital	18	43.5	(6.1)	28.9	(57.8)
		(91.7)	(307.6)	(600.8)	(1,210.7)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		(0.1)	(0.2)	(0.7)	(1.7)
Common shares repurchased	11	(14.3)	—	(39.4)	—
Decrease in bank debt, net	18	(166.9)	(53.3)	(486.5)	(276.9)
Issuance of senior guaranteed notes		—	—	—	267.3
Repayment of senior guaranteed notes		—	—	(98.2)	(65.0)
Realized gain (loss) on cross currency swap maturity	15	(1.9)	(5.6)	40.5	50.1
Payments on lease liability	9, 18	(8.7)	—	(25.8)	—
Cash dividends	18	(5.5)	(49.8)	(16.6)	(149.1)
Change in non-cash working capital	18	—	(0.1)	(11.0)	—
		(197.4)	(109.0)	(637.7)	(175.3)
Impact of foreign currency on cash balances		0.1	(1.0)	(0.3)	0.2
DECREASE IN CASH		113.2	56.5	107.6	3.1
CASH AT BEGINNING OF PERIOD		9.7	9.0	15.3	62.4
CASH AT END OF PERIOD		122.9	65.5	122.9	65.5
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	(0.1)	(0.1)	(0.4)	(0.2)
Cash interest paid	(21.8)	(26.2)	(109.8)	(120.8)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 (UNAUDITED)

1.	STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on October 30, 2019.

2.	BASIS OF PREPARATION
These interim consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2018 except as described in Note 3 - "Changes in Accounting Policies". Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018.
The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of October 30, 2019, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States ("U.S.") dollars.
3. CHANGES IN ACCOUNTING POLICIES
On January 1, 2019, the Company adopted IFRS 16 Leases ("IFRS 16") using the modified retrospective approach. Under the modified retrospective approach comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. The Company has applied the following practical expedients permitted under the standard. Some of these expedients are on a lease-by-lease basis and others are applicable by class of underlying assets.

•	Account for leases with a remaining term of less than 12 months at January 1, 2019 as short-term leases;

•	Account for lease payments as an expense and not recognize a right-of-use ("ROU") asset if the underlying asset is of a lower dollar value; and

•
Use of the Company's previous assessment of impairment under IAS 37 Provisions, Contingent Liabilities and Contingent Assets for onerous contracts instead of re-assessing the ROU asset for impairment on January 1, 2019.

The lease liability is calculated as the present value of the remaining lease payments, discounted using the Company's borrowing rate on January 1, 2019. The Company records financing expense on the lease liability and depreciation expense on the ROU asset and the associated ROU asset is measured as follows on a lease-by-lease basis:

•	The amount equal to the lease liability on January 1, 2019 with no impact on retained earnings; or

•
The balance on January 1, 2019 as if IFRS 16 had always been applied on the commencement of the lease, using the Company's borrowing rate on January 1, 2019 and with an impact on retained earnings calculated as the difference between the lease liability and the ROU asset values.

CRESCENT POINT ENERGY CORP.	5

The following table reconciles the amounts in the consolidated balance sheet as at December 31, 2018 to the opening balance sheet on transition:

	As at		Restated balance as at
($ millions)	December 31, 2018	Adjustments	January 1, 2019
ROU asset	—	153.3	153.3
Deferred income tax	602.3	5.3	607.6
Other current liabilities (1) (2)	(39.4)	(26.4)	(65.8)
Other long-term liabilities (2)	(48.3)	44.8	(3.5)
Lease liability (1)	—	(191.4)	(191.4)
Deficit	10,567.2	14.4	10,581.6

(1)	The weighted average incremental borrowing rate used to determine the lease liability on transition was 4.40%.

(2)
On initial adoption, the Company elected to use the practical expedient to apply the previous assessment under IAS 37 for onerous contracts and deferred lease inducements. As a result, $11.0 million onerous contract provision and $39.8 million lease inducement were offset against the ROU asset.

The following table reconciles the commitments as at December 31, 2018 to the Company's lease liability as at January 1, 2019:

($ millions)
Operating leases (building, vehicle, and equipment leases)	348.6
Transportation commitments	90.0
Total contractual commitments as at December 31, 2018	438.6

Less:
Commitments that do not contain a lease	(90.0)
Non-lease components	(122.9)
Short-term leases	(0.5)

Add:
Subleased office space recoveries	44.8

Impact of discounting	(46.2)
Lease liability as at January 1, 2019	223.8
Updated significant accounting policy and use of estimates and judgments
The following change to the Company's accounting policy is applicable from January 1, 2019:
Leases
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability will be recognized at the present value of the lease payments that are not paid at that date and discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate. A corresponding ROU asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Financing expense is recognized on the lease liability using the effective interest rate method and lease payments are applied against the lease liability. Depreciation on the ROU asset is recorded by class of underlying asset.
Lease payments are allocated between the lease liability and financing expense with the financing expense charged to net income over the lease term.
Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.
As Lessor
As a lessor, the Company will evaluate whether a lease is a finance or operating lease. Leases where the Company transfers substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized at an amount equal to the present value of the aggregate lease payments the Company will receive over the term of the lease. Conversely, leases where the risks and rewards of ownership are retained by the Company are operating leases. Operating lease payments received are recognized as income on a straight-line basis over the term of the lease.

CRESCENT POINT ENERGY CORP.	6

The Company also acts as an intermediate lessor for office space sub-leased to other companies. The head lease between the Company and the building, and the sub-lease between the Company and tenants, are accounted for separately. The lease classification of the sub-lease is based upon the head lease and not the underlying asset.
The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected. Significant estimates and judgments made by management related to the application of IFRS 16 are outlined below.
Incremental borrowing rate
Financing expense recorded using the Company's incremental borrowing rate are subject to estimates regarding the expected lease term, underlying risk inherent to the asset, foreign exchange, and economic environment changes.
Lease term
The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that timeframe.

4.	EXPLORATION AND EVALUATION ASSETS

($ millions)	September 30, 2019	December 31, 2018
Exploration and evaluation assets at cost	1,889.4	2,325.0
Accumulated amortization	(1,586.6)	(1,852.4)
Net carrying amount	302.8	472.6

Reconciliation of movements during the period
Cost, beginning of period	2,325.0	2,305.1
Accumulated amortization, beginning of period	(1,852.4)	(1,670.2)
Net carrying amount, beginning of period	472.6	634.9

Net carrying amount, beginning of period	472.6	634.9
Acquisitions through business combinations, net	—	10.2
Additions	303.0	673.3
Dispositions	(11.1)	(7.5)
Transfers to property, plant and equipment	(258.3)	(705.9)
Reclassified as assets held for sale	(89.7)	—
Amortization	(107.8)	(157.2)
Foreign exchange	(5.9)	24.8
Net carrying amount, end of period	302.8	472.6
Impairment test of exploration and evaluation assets
There were no indicators of impairment at September 30, 2019.

CRESCENT POINT ENERGY CORP.	7

5.	CAPITAL ACQUISITIONS AND DISPOSITIONS
In the nine months ended September 30, 2019, the Company incurred $4.2 million (nine months ended September 30, 2018 - $4.3 million) of transaction costs related to acquisitions through business combinations and dispositions that were recorded as general and administrative expenses.
a) Major Property Disposition
Southeast Saskatchewan asset dispositions
In the period ended September 30, 2019, the Company sold certain southeast Saskatchewan conventional assets for consideration of $196.9 million. These dispositions were completed with full tax pools and no working capital items.

($ millions)
Dispositions:

Consideration
Cash	196.9
196.9
Carrying Value
Exploration and evaluation	(3.2)
Property, plant and equipment	(466.4)
Goodwill	(13.1)
Decommissioning liability	92.0
(390.7)

Loss on capital dispositions	(193.8)
b) Minor property acquisitions and dispositions
In the period ended September 30, 2019, the Company completed minor property acquisitions and dispositions for consideration of $63.4 million. These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

($ millions)
Dispositions (net):

Consideration
Cash	63.4
63.4
Carrying Value
Exploration and evaluation	(7.9)
Property, plant and equipment	(89.8)
Decommissioning liability	28.8
(68.9)

Loss on capital dispositions	(5.5)

CRESCENT POINT ENERGY CORP.	8

6.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	September 30, 2019	December 31, 2018
Development and production assets	22,708.4	26,635.3
Corporate assets	116.1	114.6
Property, plant and equipment at cost	22,824.5	26,749.9
Accumulated depletion, depreciation and impairment	(13,870.6)	(16,319.7)
Net carrying amount	8,953.9	10,430.2

Reconciliation of movements during the period
Development and production assets
Cost, beginning of period	26,635.3	25,881.1
Accumulated depletion and impairment, beginning of period	(16,262.2)	(11,877.1)
Net carrying amount, beginning of period	10,373.1	14,004.0

Net carrying amount, beginning of period	10,373.1	14,004.0
Acquisitions through business combinations, net	2.4	12.2
Additions	835.4	1,083.6
Dispositions, net	(558.6)	(523.8)
Transfers from exploration and evaluation assets	258.3	705.9
Reclassified as assets held for sale	(869.0)	—
Depletion	(839.8)	(1,412.4)
Impairment	(249.9)	(3,704.8)
Foreign exchange	(52.0)	208.4
Net carrying amount, end of period	8,899.9	10,373.1

Cost, end of period	22,708.4	26,635.3
Accumulated depletion and impairment, end of period	(13,808.5)	(16,262.2)
Net carrying amount, end of period	8,899.9	10,373.1

Corporate assets
Cost, beginning of period	114.6	106.4
Accumulated depreciation, beginning of period	(57.5)	(48.0)
Net carrying amount, beginning of period	57.1	58.4

Net carrying amount, beginning of period	57.1	58.4
Additions	1.6	7.7
Depreciation	(4.6)	(9.2)
Foreign exchange	(0.1)	0.2
Net carrying amount, end of period	54.0	57.1

Cost, end of period	116.1	114.6
Accumulated depreciation, end of period	(62.1)	(57.5)
Net carrying amount, end of period	54.0	57.1
Direct general and administrative costs capitalized by the Company during the nine months ended September 30, 2019 were $31.8 million (year ended December 31, 2018 - $48.0 million), including $3.7 million of share-based compensation costs (year ended December 31, 2018 - $7.7 million).

CRESCENT POINT ENERGY CORP.	9

Impairment test of property, plant and equipment
In September 2019, the Company announced that it had entered into definitive agreements to sell its Uinta Basin assets. These assets have been classified as held for sale at September 30, 2019. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts and recorded an impairment loss of $241.4 million on PP&E as a component of depletion, depreciation, amortization and impairment expense. The recoverable amount was determined based on the assets' fair value less costs of disposal and was based on expected consideration.
The Company had recorded $8.5 million of impairment related to assets held for sale at March 31, 2019. These assets have been disposed of as at September 30, 2019.
At September 30, 2019, there were no indicators of impairment or impairment recovery related to the Company's remaining PP&E.

7.	ASSETS HELD FOR SALE
At September 30, 2019, the Company has classified its Uinta Basin assets and certain Saskatchewan gas infrastructure assets as held for sale. These assets have been recorded at the lesser of their carrying value and recoverable amount.

($ millions)	E&E (Note 4)	PP&E (Note 6)	Other assets (1) (2) (Note 9, 17)	Decommissioning liabilities (Note 10)	Other liabilities (3) (Note 9)
Uinta Basin	89.7	674.0	26.3	(100.5)	(25.5)
Infrastructure assets	—	195.0	—	(7.9)	—
Assets (liabilities) held for sale	89.7	869.0	26.3	(108.4)	(25.5)

(1)	Includes working capital of $5.0 million.

(2)	Includes crude oil derivative contracts of 9,000 bbls/d at an average swap price of US$57.19/bbl for the term October 2019 to August 2020.

(3)	Includes working capital of $22.2 million.

8.	LONG-TERM DEBT
The following table reconciles long-term debt:

($ millions)	September 30, 2019	December 31, 2018
Bank debt (1)	1,440.1	1,982.1
Senior guaranteed notes (2)	2,138.1	2,294.6
Long-term debt	3,578.2	4,276.7
Long-term debt due within one year	205.3	99.8
Long-term debt due beyond one year	3,372.9	4,176.9

(1)
The Company has London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities. The US dollar amounts of the LIBOR loans were fixed for purposes of interest and principal repayments. At September 30, 2019, the total notional amount due upon bank debt maturity was $1.45 billion (December 31, 2018 - $1.92 billion).

(2)
The Company entered into cross currency swaps ("CCS") and a foreign exchange swap concurrent with the issuance of the US dollar senior guaranteed notes to fix the US dollar amount of the notes for the purpose of principal repayment at Canadian dollar notional amounts. At September 30, 2019, the total notional principal due on the maturity of the senior guaranteed notes was $1.82 billion (December 31, 2018 - $1.89 billion) of which $158.3 million (December 31, 2018 - $73.7 million) was due within one year.

Bank debt
On October 25, 2019, the Company renewed and extended the maturity dates of its credit facilities. The Company elected to decrease the size of the facilities to a combined $3.00 billion, including a $2.90 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The maturity dates of the facilities were extended to October 25, 2023. Both of these facilities constitute revolving credit facilities and are extendible annually.
The credit facilities bear interest at the applicable market rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for payments on lease liability and certain non-cash items including unrealized derivatives, unrealized foreign exchange, equity settled share-based compensation expense, and accretion and financing expense ("adjusted EBITDA").
The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company was in compliance with all debt covenants at September 30, 2019.
The Company had letters of credit in the amount of $8.5 million outstanding at September 30, 2019 (December 31, 2018 - $8.0 million).

CRESCENT POINT ENERGY CORP.	10

Senior guaranteed notes
The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates, amounts due on maturity and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($ millions)	Coupon Rate	Principal Due on Maturity (1) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
					September 30, 2019	December 31, 2018
Cdn$7.0	4.29%	—	November 22 and May 22	May 22, 2019	—	7.0
US$68.0	3.39%	—	November 22 and May 22	May 22, 2019	—	92.8
US$155.0	6.03%	158.3	September 24 and March 24	March 24, 2020	205.3	211.5
Cdn$50.0	5.53%	50.0	October 14 and April 14	April 14, 2021	50.0	50.0
US$82.0	5.13%	79.0	October 14 and April 14	April 14, 2021	108.6	111.9
US$52.5	3.29%	56.3	December 20 and June 20	June 20, 2021	69.5	71.6
Cdn$25.0	4.76%	25.0	November 22 and May 22	May 22, 2022	25.0	25.0
US$200.0	4.00%	199.1	November 22 and May 22	May 22, 2022	264.9	272.9
US$61.5	4.12%	80.3	October 11 and April 11	April 11, 2023	81.5	83.9
Cdn$80.0	3.58%	80.0	October 11 and April 11	April 11, 2023	80.0	80.0
Cdn$10.0	4.11%	10.0	December 12 and June 12	June 12, 2023	10.0	10.0
US$270.0	3.78%	274.7	December 12 and June 12	June 12, 2023	357.6	368.4
Cdn$40.0	3.85%	40.0	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	December 20 and June 20	June 20, 2024	341.0	351.4
US$82.0	4.30%	107.0	October 11 and April 11	April 11, 2025	108.6	111.9
Cdn$65.0	3.94%	65.0	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	291.1	October 22 and April 22	April 22, 2025	304.6	313.9
US$20.0	4.18%	25.3	October 22 and April 22	April 22, 2027	26.5	27.4
Senior guaranteed notes		1,817.5			2,138.1	2,294.6
Senior guaranteed notes due within one year					205.3	99.8
Senior guaranteed notes due beyond one year					1,932.8	2,194.8

(1)
Includes underlying derivatives which manage the Company's foreign exchange exposure on its US dollar senior guaranteed notes. The Company considers this to be the economic amount due at maturity instead of the financial statement carrying amount.

CRESCENT POINT ENERGY CORP.	11

9.	LEASES
Right-of-use asset
The following table reconciles the ROU asset by class as at September 30, 2019:

($ millions)	Office (1)	Fleet Vehicles	Other	Total
ROU asset at cost	128.2	15.3	10.6	154.1
Accumulated depreciation	(10.5)	(5.5)	(2.2)	(18.2)
Net carrying amount	117.7	9.8	8.4	135.9

Reconciliation of movements during the period
Cost, beginning of period	127.7	15.9	9.7	153.3
Accumulated depreciation, beginning of period	—	—	—	—
Net carrying amount, beginning of period	127.7	15.9	9.7	153.3

Net carrying amount, beginning of period	127.7	15.9	9.7	153.3
Additions	—	1.0	1.8	2.8
Reclassified as assets held for sale	—	(1.5)	(0.9)	(2.4)
Depreciation	(10.5)	(5.5)	(2.2)	(18.2)
Lease modification	0.6	—	—	0.6
Foreign exchange	(0.1)	(0.1)	—	(0.2)
Net carrying amount, end of period	117.7	9.8	8.4	135.9

(1)	A portion of the Company's office space is subleased. During the nine months ended September 30, 2019, the Company recorded sublease income of $4.6 million as a component of other loss.
Lease liability

($ millions)	September 30, 2019
Lease liability, beginning of period	223.8
Additions	2.8
Reclassified as liabilities associated with assets held for sale	(3.3)
Financing	6.9
Payments on lease liability	(25.8)
Lease modification	(3.3)
Foreign exchange	(0.2)
Lease liability, end of period	200.9
Expected to be incurred within one year	32.5
Expected to be incurred beyond one year	168.4
Some leases contain variable payments that are not included within the lease liability as they are based on amounts determined by the lessor annually and not dependent on an index or rate. For the nine months ended September 30, 2019, variable lease payments were $3.9 million and relate to property tax payments on office leases.
The undiscounted cash flows relating to the lease liability are as follows:

($ millions)	September 30, 2019
1 year	35.0
2 to 3 years	52.7
4 to 5 years	43.4
More than 5 years	112.8
Total (1)	243.9

(1)	Includes both the principal and amounts representing interest.

CRESCENT POINT ENERGY CORP.	12

10.	DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using a risk free rate of 1.50 percent and an inflation rate of 2 percent (December 31, 2018 - 2.25 percent and 2 percent, respectively).
The following table reconciles the decommissioning liability:

($ millions)	September 30, 2019	December 31, 2018
Decommissioning liability, beginning of period	1,230.7	1,344.2
Liabilities incurred	21.0	38.6
Liabilities acquired through capital acquisitions	—	0.4
Liabilities disposed through capital dispositions	(120.8)	(68.3)
Liabilities settled	(15.5)	(25.3)
Revaluation of acquired decommissioning liabilities	0.9	0.6
Change in estimated future costs	—	(79.9)
Change in discount rate	165.8	(20.2)
Accretion	19.0	30.6
Reclassified as liabilities associated with assets held for sale	(108.4)	—
Foreign exchange	(3.5)	10.0
Decommissioning liability, end of period	1,189.2	1,230.7
Expected to be incurred within one year	46.8	26.9
Expected to be incurred beyond one year	1,142.4	1,203.8

11.	SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	September 30, 2019		December 31, 2018
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of period	550,151,561	16,803.0	545,794,384	16,745.7
Issued on redemption of restricted shares	3,067,767	22.0	4,357,177	57.3
Common shares repurchased	(7,989,000)	(39.4)	—	—
Common shares, end of period	545,230,328	16,785.6	550,151,561	16,803.0
Cumulative share issue costs, net of tax	—	(256.1)	—	(256.1)
Total shareholders’ capital, end of period	545,230,328	16,529.5	550,151,561	16,546.9
Normal Course Issuer Bid ("NCIB")
On January 23, 2019, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 38,424,678 common shares, or seven percent of the Company's public float, as at January 14, 2019. The NCIB commenced on January 25, 2019 and is due to expire on January 24, 2020.
During the nine months ended September 30, 2019, the Company purchased and cancelled 8.0 million common shares for total consideration of $39.4 million. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.

12.	DEFICIT

($ millions)	September 30, 2019	December 31, 2018
Accumulated earnings (deficit)	(3,096.2)	(2,980.6)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	12.1	12.1
Accumulated dividends	(7,623.7)	(7,607.1)
Deficit	(10,699.4)	(10,567.2)

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.

CRESCENT POINT ENERGY CORP.	13

13.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and adjusted working capital. The balance of each of these items is as follows:

($ millions)	September 30, 2019	December 31, 2018
Long-term debt (1)	3,578.2	4,276.7
Adjusted working capital deficiency (2)	100.2	208.2
Unrealized foreign exchange on translation of US dollar long-term debt	(318.4)	(473.6)
Net debt	3,360.0	4,011.3
Shareholders’ equity	6,388.1	6,612.8
Total capitalization	9,748.1	10,624.1

(1)	Includes current portion of long-term debt.

(2)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, and other current and long-term liabilities, excluding current decommissioning and lease liabilities, less cash, accounts receivable, prepaids and deposits and long-term investments.

Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and provide returns to shareholders.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a measure not defined in IFRS, the ratio of net debt to adjusted funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, and other current and long-term liabilities, excluding current decommissioning and lease liabilities, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Adjusted funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to adjusted funds flow from operations ratio at September 30, 2019 was 1.9 times (December 31, 2018 - 2.3 times).
Crescent Point is subject to certain financial covenants on its credit facilities and senior guaranteed notes agreements and was in compliance with all financial covenants as at September 30, 2019. See Note 8 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.

14.	DERIVATIVE GAINS (LOSSES)

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018
Realized gains (losses)	19.0	(114.4)	20.6	(237.9)
Unrealized gains (losses)	128.3	(29.2)	(115.7)	(298.5)
Derivative gains (losses)	147.3	(143.6)	(95.1)	(536.4)

15.	FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018
Realized gain (loss)
CCS - US dollar long-term debt maturities	(1.9)	(1.8)	40.5	63.2
US dollar long-term debt maturities	1.9	5.6	(40.5)	(50.1)
Other	(0.9)	(0.7)	(2.4)	1.3
Unrealized gain (loss)
Translation of US dollar long-term debt	(40.5)	62.9	155.2	(69.8)
Other	0.7	0.6	(0.9)	(0.9)
Foreign exchange gain (loss)	(40.7)	66.6	151.9	(56.3)

CRESCENT POINT ENERGY CORP.	14

16.	SHARE-BASED COMPENSATION
The following table reconciles the number of restricted shares, Performance Share Units ("PSUs"), and Deferred Share Units ("DSUs") for the nine months ended September 30, 2019:

	Restricted Shares	PSUs (1)	DSUs
Balance, beginning of period	3,241,684	2,246,314	301,614
Granted	4,081,111	2,486,039	127,571
Redeemed	(3,238,522)	(1,103,872)	(167,262)
Forfeited	(334,623)	(302,960)	—
Balance, end of period	3,749,650	3,325,521	261,923

(1)	Based on underlying units before any effect of performance multipliers.
The following tables provide summary information regarding stock options outstanding as at September 30, 2019:

	Stock Options (number of units)	Weighted average exercise price ($)
Balance, beginning of period	2,048,115	10.03
Granted	1,171,945	3.97
Exercised	—	—
Forfeited	(374,673)	8.94
Balance, end of period	2,845,387	7.68

Number of stock options outstanding	Weighted average exercise price per share for options outstanding ($)	Vest year	Weighted average remaining term (years)	Number of stock options exercisable	Weighted average exercise price per share for options exercisable ($)
417,823	10.03	2019	5.29	417,823	10.03
591,087	7.62	2020	5.77	—	—
539,794	7.59	2021	5.78	—	—
862,491	8.50	2022	5.60	—	—
434,192	3.97	2023	6.50	—	—
The Company estimates the fair value of stock options on the date of the grant using a Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of the stock options at their grant date:

	Nine months ended September 30
	2019	2018
Grant date share price ($)	3.97	10.04
Exercise price ($)	3.97	10.04
Expected annual dividends ($)	0.04	0.36
Expected volatility (%)	39.99%	35.90%
Risk-free interest rate (%)	1.65%	2.00%
Expected life of stock option	4.9 years	4.9 years
Fair value per stock option ($)	1.33	2.34

17.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, derivative assets and liabilities, accounts payable and accrued liabilities, and long-term debt.
a) Carrying amount and fair value of financial instruments
The fair value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.

CRESCENT POINT ENERGY CORP.	15

Crescent Point's derivative assets and liabilities and long-term investments are transacted in active markets, classified as financial assets and liabilities at fair value through profit or loss and fair valued at each period with the resulting gain or loss recorded in net income.
At September 30, 2019, the senior guaranteed notes had a carrying value of $2.14 billion and a fair value of $2.19 billion (December 31, 2018 - $2.29 billion and $2.27 billion, respectively).
Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at September 30, 2019 and the change in fair value for the nine months ended September 30, 2019:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts	Foreign exchange contracts	Total
Derivative assets, beginning of period	147.0	5.5	434.7	8.4	595.6
Unrealized change in fair value	(2.1)	(1.7)	(110.7)	(1.2)	(115.7)
Reclassified as assets held for sale	(18.9)	—	—	—	(18.9)
Foreign exchange	(0.2)	—	—	—	(0.2)
Derivative assets, end of period	125.8	3.8	324.0	7.2	460.8

Derivative assets, end of period	125.8	3.8	329.9	7.6	467.1
Derivative liabilities, end of period	—	—	(5.9)	(0.4)	(6.3)

(1)	Includes oil and gas contracts.

b)	Risks associated with financial assets and liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates as well as credit and liquidity risk.
Commodity price risk
The Company is exposed to commodity price risk on crude oil, NGLs and natural gas revenues as well as power on electricity consumption. To manage a portion of this risk, the Company has entered into various derivative agreements.
The following table summarizes the unrealized gains (losses) on the Company's commodity financial derivative contracts and the resulting impact on income before tax due to fluctuations in commodity prices, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three and nine months ended September 30, 2019		Three and nine months ended September 30, 2018
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(109.3)	94.9	(235.6)	223.4
Natural gas	(0.1)	0.1	(1.5)	1.5

CRESCENT POINT ENERGY CORP.	16

Interest rate risk
The Company is exposed to interest rate risk on bank credit facilities. Based on the Company's floating rate debt position as at September 30, 2019, a 1% increase or decrease in the interest rate on floating rate debt would amount to an impact on income before tax of $2.9 million and $8.6 million for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 - $3.9 million and $11.8 million, respectively).
The following table summarizes the unrealized gains (losses) on the Company's interest derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable forward interest rates, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three and nine months ended September 30, 2019		Three and nine months ended September 30, 2018
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	0.7	(0.7)	1.4	(1.4)
Foreign exchange risk
The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales. Crescent Point enters into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar denominated long-term debt. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following table summarizes the resulting unrealized gains (losses) impacting income before tax due to the respective changes in the period end and applicable foreign exchange rates, with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Exchange Rate	Three and nine months ended September 30, 2019		Three and nine months ended September 30, 2018
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	319.2	(319.2)	379.1	(379.1)
Cross currency swaps	Forward	(333.2)	333.2	(384.9)	384.9
Foreign exchange swaps	Forward	(50.6)	50.6	(6.0)	6.0
Credit risk
The Company is exposed to credit risk in relation to its physical oil and gas sales, financial counterparty and joint venture receivables. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit and third party credit insurance. Including these assurances, approximately 95% of the Company's oil and gas sales are with entities considered investment grade.
At September 30, 2019, approximately 6 percent (December 31, 2018 - 5 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company's average expected credit loss was 3.24 percent (December 31, 2018 - 2.95 percent) on a portion of the Company’s accounts receivable balance relating to joint venture receivables.
Liquidity risk
The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking arrangements as well as other potential sources of capital.
At September 30, 2019, prior to the renewal of the credit facilities, the Company had available unused borrowing capacity on bank credit facilities of approximately $2.27 billion, including $8.5 million outstanding letters of credit and cash of $122.9 million.

c)	Derivative contracts
The following is a summary of the derivative contracts in place as at September 30, 2019:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
	Swap		Three-way Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Volume (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Put Price ($/bbl)
2019 October - December	5,000	82.01	52,000	85.07	78.36	65.32
2020	4,505	77.99	35,331	83.39	77.10	63.08

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

CRESCENT POINT ENERGY CORP.	17

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2019 October - December	12,033	2.70

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($ millions)	Fixed Rate (%)
Term	Contract
October 2019 - August 2020	Swap	50.0	1.16
October 2019 - August 2020	Swap	50.0	1.16
October 2019 - August 2020	Swap	100.0	1.15
October 2019 - September 2020	Swap	50.0	1.14
October 2019 - September 2020	Swap	50.0	1.11

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
October 2019	Swap	1,000.0	4.16	1,329.4	3.69
October 2019 - March 2020	Swap	155.0	6.03	158.3	6.45
October 2019 - April 2021	Swap	82.0	5.13	79.0	5.83
October 2019 - June 2021	Swap	52.5	3.29	56.3	3.59
October 2019 - May 2022	Swap	170.0	4.00	166.9	5.03
October 2019 - April 2023	Swap	61.5	4.12	80.3	3.71
October 2019 - June 2023	Swap	270.0	3.78	274.7	4.32
October 2019 - June 2024	Swap	257.5	3.75	276.4	4.03
October 2019 - April 2025	Swap	82.0	4.30	107.0	3.98
October 2019 - April 2025	Swap	230.0	4.08	291.1	4.13
October 2019 - April 2027	Swap	20.0	4.18	25.3	4.25

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Notional Principal ($ millions)		Pay Notional Principal ($ millions)
October 2019	Swap	Cdn	495.9	US	375.0
October 2019	Swap	US	22.3	Cdn	29.6
May 2022	Swap	US	30.0	Cdn	32.2

CRESCENT POINT ENERGY CORP.	18

18. SUPPLEMENTAL DISCLOSURES
Cash flow statement presentation

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018
Operating activities
Changes in non-cash working capital:
Accounts receivable	(2.9)	(17.5)	(54.3)	(52.5)
Prepaids and deposits	(1.9)	0.6	(5.3)	(2.4)
Accounts payable and accrued liabilities	21.6	26.4	17.5	69.1
Other current liabilities	0.6	(2.0)	(4.2)	(5.5)
Other long-term liabilities	4.4	(1.3)	5.4	0.6
	21.8	6.2	(40.9)	9.3
Investing activities
Changes in non-cash working capital:
Accounts receivable	(6.3)	(31.0)	32.3	(22.1)
Accounts payable and accrued liabilities	49.8	24.9	(3.4)	(35.7)
	43.5	(6.1)	28.9	(57.8)
Financing activities
Changes in non-cash working capital:
Accounts payable and accrued liabilities	—	(0.1)	(11.0)	—

CRESCENT POINT ENERGY CORP.	19

Supplementary Financing Cash Flow Information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Long-term debt (1)	Lease liability (2) (3)
December 31, 2018	16.5	4,276.7	223.8
Changes from cash flow from financing activities:
Decrease in bank debt, net		(486.5)
Repayment of senior guaranteed notes		(98.2)
Realized gain on cross currency swap maturity		40.5
Cash dividends paid	(27.6)
Payments on lease liability			(25.8)
Non-cash changes:
Cash dividends declared	16.6
Financing			6.9
Additions			2.8
Lease modification			(3.3)
Reclassified as liabilities associated with assets held for sale			(3.3)
Foreign exchange		(154.3)	(0.2)
September 30, 2019	5.5	3,578.2	200.9

December 31, 2017	16.8	4,111.0	—
Changes from cash flow from financing activities:
Decrease in bank debt, net		(276.9)
Issuance of senior guaranteed notes		267.3
Repayment of senior guaranteed notes		(65.0)
Realized gain on cross currency swap maturity		50.1
Cash dividends paid	(149.1)
Non-cash changes:
Cash dividends declared	149.1
Foreign exchange		69.7
September 30, 2018	16.8	4,156.2	—

(1)	Includes current portion of long-term debt.

(2)	Includes current portion of lease liability.

(3)	Lease liability is as at January 1, 2019. See Note 3 - "Changes in Accounting Policies" for additional information.

CRESCENT POINT ENERGY CORP.	20

19.	GEOGRAPHICAL DISCLOSURES
The following table reconciles oil and gas sales by country and product type:

	Three months ended September 30		Nine months ended September 30
($ millions) (1)	2019	2018	2019	2018
Canada
Crude oil sales	575.5	755.2	1,872.1	2,254.3
NGL sales	20.3	56.4	87.1	151.1
Natural gas sales	11.0	11.5	44.7	38.3
Total Canada	606.8	823.1	2,003.9	2,443.7
U.S.
Crude oil sales	149.5	233.5	552.1	599.2
NGL sales	6.5	11.9	26.5	31.3
Natural gas sales	6.3	8.2	24.2	21.7
Total U.S.	162.3	253.6	602.8	652.2
Total oil and gas sales	769.1	1,076.7	2,606.7	3,095.9

(1)	Oil and gas sales are reported before realized derivatives.
The following table reconciles non-current assets by country:

($ millions)	September 30, 2019	December 31, 2018
Canada	9,092.7	9,679.1
U.S.	1,359.9	2,464.7
Total	10,452.6	12,143.8

20.	SUBSEQUENT EVENTS
Uinta Basin Disposition
On October 18, 2019, Crescent Point completed the disposition of its Uinta Basin assets for total consideration of approximately $680.0 million, including closing adjustments and working capital items.
Credit Facility Renewal
On October 25, 2019, Crescent Point elected to reduce its covenant based credit facilities to $3.00 billion from $3.60 billion and extended the maturity dates to October 2023 from June 2021.

CRESCENT POINT ENERGY CORP.	21

Directors
Barbara Munroe, Chair (2) (5)
Laura Cillis (1) (2)
James Craddock (1) (3)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Jennifer Koury (2) (4)
Francois Langlois (3) (4) (5)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	22